UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019.

Commission File Number: 333-231839

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Receipt of Event of Default Redemption Notices

As previously disclosed, on May 2, 2019, we completed a private placement (the “Private Placement”) with two unaffiliated institutional investors pursuant to certain Securities Purchase Agreement dated April 16, 2019, as amended on May 2, 2019 (the “Purchase Agreement”). The securities sold by the Company in the Private Placement consisted of (1) Senior Convertible Notes in the aggregate principal amount of $15 million (each, a “Note” and collectively, the “Notes”), consisting of (i) Series A Senior Convertible Notes (“Series A Notes”) in the aggregate principal amount of $10 million, and (ii) Series B Senior Secured Convertible Notes (“Series B Notes”) in the aggregate principal amount of $5 million and (2) Warrants (“Series A Warrants”) to purchase 596,658 of the Company’s ordinary shares equal to 50% of the shares issuable upon conversion of the Series A Notes, exercisable for a period of five years at an initial exercise price of $8.38, and (3) Warrants (“Series B Warrants”) to purchase 298,330 of the Company’s ordinary shares equal to 50% of the shares issuable upon conversion of the Series B Notes, exercisable for a period of five years at an exercise price of $8.38. In exchange for the above securities, the Company received consideration consisting of (i) an aggregate cash payment of $10,000,000, and (ii) secured promissory notes payable by the Investors to the Company (the “Investor Notes”) in the aggregate principal amount of $5 million. Pursuant to Purchase Agreement the Company also pre-delivered four million Ordinary Shares of the Company to the Investors as security for the Company’s obligations under the transaction documents in the Private Placement.

On July 23, 2019, the Company received from Alto B Opportunity Master Fund, SPC - Segregated Master Portfolio B (“Alto”) an Event of Default Redemption Notice (“Alto Redemption Notice”). In the Alto Redemption Notice, Alto claimed that the Company failed to timely make the payment for the Installment Amount (as defined in the Notes) due on July 19, 2019, therefore, Alto elected to effect the redemption of $6,055,410.15, comprising in aggregate the entire principal amount of the Series A Note at the Event of Default Redemption Price (as defined in the Notes), accrued and unpaid Interest (as defined in the Notes) on such principal, unpaid Make-Whole Amount (as defined in the Notes) on such principal and accrued and unpaid Late Charges owed to the Investor.

On July 29, 2019, Hudson Bay Master Fund (“Hudson Bay”) delivered an Event of Default Redemption Notice (the “Hudson Bay Redemption Notice”) to the Company alleging the Company has failed to timely deliver the shares they elect to convert in a Conversion Notice dated July 10, 2019. Hudson Bay demanded the Company to pay an amount of $222,698.10 as liquidated damages and Late Charges (as defined in Notes) accrued as of July 29, 2019 and an amount of $8,263,052.47 as Event of Default Redemption Price on or before August 5, 2019. In addition, Hudson Bay demanded the Company to purchase the Series A Warrant issued to Hudson Bay for the Event of Default Black Scholes Value of not less than $1,208,384.07. Hudson Bay clarified it did not demand redemption through this notice in respect of the Series B Note, however, it reserved its rights to demand the redemption of Series B Note at any time based on the Event of Default referenced therein or any other Event of Default.

The Company is now in negotiation with investors and seeking to obtain a forbearance and release agreement from them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENT

This Current Report contains forward-looking statements. All statements contained in this Current Report other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “seek” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Current Report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this Current Report or to conform these statements to actual results or revised expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA SXT PHARMACEUTICAL, INC.

By:	/s/ Feng Zhou
Feng Zhou
Chief Executive Officer

Date: July 31, 2019

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